UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

Exhibit No.	Description of Document

5(a)	Opinion of Wistrand Advokatbyrå Stockholm KB, Swedish counsel to SEK, relating to SEK’s issuance of US$100,000,000 aggregate principal amount of the Medium-Term Notes, Series G, identified as Floating Rate Notes due August 3, 2026, which will form part of the same tranche of Medium-Term Notes as the US$800,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 3, 2022, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on October 11, 2022, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on July 27, 2023, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 7, 2023 and the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 23, 2023.

5(b)	Opinion of Cleary Gottlieb Steen & Hamilton LLP relating to SEK’s issuance of US$100,000,000 aggregate principal amount of the Medium-Term Notes, Series G, identified as Floating Rate Notes due August 3, 2026, which will form part of the same tranche of Medium-Term Notes as the US$800,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 3, 2022, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on October 11, 2022, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on July 27, 2023, the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 7, 2023 and the US$100,000,000 aggregate principal amount of the Company’s Medium-Term Notes, Series G, Floating Rate Notes due August 3, 2026 that the Company issued on August 23, 2023.

23(a)	Consent of Wistrand Advokatbyrå Stockholm KB (included in Exhibit 5(a)).

23(b)	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5(b)).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Louise Bergström
Louise Bergström, Director

By:	/s/ Jonas Ljungström
Jonas Ljungström, Director

Dated: September 1, 2023